AB
3/3

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

SECU 08026369 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Financial Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8295 242nd Street
(No. and Street)

Forest Lake (City) MN (State) 55025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Opsahl (763)462-3055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP
(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200 (Address) Minneapolis (City) MN (State) 55425 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/4/08

OATH OR AFFIRMATION

I, Thomas Opsahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Financial Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public 1/31/10

BRENDA M. WURTINGER
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance sheets	2
Statements of income	3
Statements of stockholder's equity	4
Statements of cash flows	5
Notes to financial statements	6-7
Schedule of net capital	8
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	9-10

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, MN 55025

We have audited the accompanying balance sheet of Capstone Financial Group, Inc. at December 31, 2007, and the related statement of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Capstone Financial Group, Inc. as of December 31, 2006, were audited by other auditors whose report dated February 9, 2007, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Capstone Financial Group, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 25, 2008

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

BALANCE SHEETS

DECEMBER 31,	2007	2006
ASSETS		
CASH AND CASH EQUIVALENTS	$ 28,891	$ 14,493
ACCOUNTS RECEIVABLE	715	-
PREPAID EXPENSES	2,119	5,220
PROPERTY AND EQUIPMENT, net	3,130	4,227
Total assets	**34,855**	**23,940**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 618	$ 1,815
Accrued expenses	8,888	5,248
Total liabilities	**9,506**	**7,063**
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorizes 4,000 shares issued and outstanding	**92,800**	**93,800**
Accumulated deficit	**(67,451)**	**(76,923)**
Total stockholders' equity	**25,349**	**16,877**
Total liabilities and stockholers' equity	**$ 34,855**	**$ 23,940**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2007	2006
	Amount	Amount
REVENUES	**64,109**	**381,518**
EXPENSES		
Commissions	-	297,241
Payroll and related payroll taxes	29,753	89,758
Other administrative expenses	25,719	50,691
Total expenses	**55,472**	**437,690**
Income (loss) from operations	**8,637**	**(56,172)**
OTHER INCOME (EXPENSE)		
Interest income	835	-
Total other income	**835**	**-**
Net income (loss)	**9,472**	**(56,172)**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Stockholder's Equity
Balance at December 31, 2005	**4000**	**$ 92,800**	**$ (1,751)**	**$ 91,049**
Paid-In Capital	-	1,000	-	1,000
Member Distributions	-	-	(19,000)	(19,000)
Net loss			(56,172)	(56,172)
Balance at December 31, 2006	**4,000**	**93,800**	**(76,923)**	**16,877**
Paid-In Capital	-	(1,000)	-	(1,000)
Member Distributions	-	-	-	-
Net Income	-	-	9,472	9,472
Balance at December 31, 2007	**4,000**	**$ 92,800**	**$ (67,451)**	**$ 25,349**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 9,472	$ (56,172)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	1,097	987
Changes in operating assets and liabilities:		
Accounts receivable	(715)	115,516
Prepaid expenses	3,101	(279)
Accounts payable	(1,197)	(206)
Commissions payable	-	(92,147)
Accrued expenses	3,640	(20)
Net cash provided (used) by operating activities	**15,398**	**(32,321)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(1,100)
Net cash used by financing activities	-	**(1,100)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholders	(1,000)	1,000
Member distributions	-	(19,000)
Net cash used by financing activities	**(1,000)**	**(18,000)**
Increase in cash	14,398	(51,421)
Cash, beginning of year	14,493	65,914
Cash, end of year	**$ 28,891**	**$ 14,493**

The Notes to Financial Statements are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business:

Capstone Financial Group, Inc. (the Company) was incorporated January 25, 1989. The Company is a national source for Tenant-in Common (TIC) real estate. The typical transaction involves an Internal Revenue Code (IRC) Section 1031 Exchange into one of the TIC properties in the Company's inventory of current offerings. As required under Section 1031, client funds are held in escrow with a qualified intermediary until the closing on the new replacement property. Commissions are paid to the Company after settlement of the 1031 Exchange. The Company is also approved by the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD), to sell general securities.

The company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the FINRA. The Company became a registered broker dealer on April 25, 2005.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Property and Equipment:

Property and equipment are being depreciated using straight-line and accelerated methods over their estimated useful lives of 5 to 7 years.

Revenues:

The company's revenues during 2007 were derived from commissions, administrative fees and FINRA re-organization. Commissions revenue are recognized on a trade date basis.

Income taxes:

The Company, with stockholders' consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

Note 1. (Continued)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Property and Equipment

Property and equipment consisted of the following at December 31, 2007:

	2007	2006
Equipment and furniture	$ 13,657	$ 13,657
Vehicles	35,933	35,933
Total property and equipment	49,590	49,590
Less: Accumulated depreciation	(46,460)	(45,363)
Property and equipment, net	$ 3,130	$ 4,277

Depreciation expense was $1,097 and $987 for the years ended December 31, 2007 and December 31, 2006, respectively.

Note 3. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2007, the Company had a net capital of $18,841 which was $13,841 in excess of its required net capital of $5,000. The Company's net capital ratio was .49 to 1 at December 31, 2007.

Differences existed between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2007 FOCUS filing. See reconciliation of net capital presented on page 8. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2007		
Total stockholder's equity		$ 25,349
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable and work in process, net	$ 715	
Other assets	2,119	
Property and equipment, net	3,130	5,964
Net capital before haircuts on securites owned		19,385
Haircuts on securities positions		544
Net capital		18,841
AGGREGATE INDEBTEDNESS		
Total liabilities from balance sheet		9,506
REQUIRED NET CAPITAL		
NASD required N.C. (6.67% Aggr. Ind.) or $5,000 whichever is greater	$ 5,000	
SEC early warning requirement (120% Required N.C.)	6,000	
Required net capital		5,000
EXCESS NET CAPITAL		
Net capital	$ 18,841	
Required net capital	5,000	
Excess net capital		$ 13,841
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate indebtedness	$ 9,506	
Net capital	18,841	
Ratio		.49 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital as reported in the Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2007	$ 19,840	
Adjustment for additional accounts payable	(999)	
Net Capital per above (difference due to rounding)		$ 18,841

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, Minnesota

In planning and performing our audit, we considered Capstone Financial Group, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Capstone Financial Group, Inc.'s internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capstone Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Minneapolis, Minnesota
February 25, 2008

Boyum & Barenscheer PLLP

END